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                                                           EXHIBIT 3.2a

                    FIRST AMENDED TO AMENDED AND RESTATED
                                    BYLAWS
                                      OF
                       ALEXANDER HAAGEN PROPERTIES, INC.

     As of August 12, 1996, Article III, Section 2 of the Amended and Restated Bylaws of Alexander Haagen Properties, Inc., shall be amended to read as follows:

     "Section 2.  Number and Qualifications.  The number of directors shall be
                  -------------------------
ten, which number may be increased or decreased, but not to less than seven, nor more than thirteen. The number of directors may be increased or decreased by an amendment to these Bylaws, provided, however, that the tenure of office of a director shall not be affected by any decrease in the number of directors. Each director shall be a stockholder, a citizen of the United States or a resident of the State of Maryland."

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